Airbitz_Wefunder_Pitch_2016.mp3 (3m 52s)
https://jotengine.com/transcriptions/HjcKSZ4yY9dYpct2v07uuA
10 speakers (Paul Puey, Speaker 2, Speaker 3, Speaker 4, Speaker 5, Speaker 6, Speaker 7, Speaker 8, Speaker 9, William Swanson)

Paul Puey: Hi, I'm Paul Puey, CEO and co-founder of Airbitz. We've been building an edge security platform to empower the decentralized application revolution. Biggest problem with security is we've trusted central authorities with a lot of our very valuable data. We've put them in central troves that have a huge amount of value. We've centralized the value, and given a huge point of attack for hackers and attackers. We aim to fix this by decentralizing security, allowing each person and empowering each person with a high-powered vault in their own pocket for their own data, whether it be keys or digital currency or their own personal information.

Speaker 2: We live in a world where anything that can be turned into data is being turned into data. Storing everything on central servers creates a huge incentive for attackers.

Speaker 3: million user names and passwords were stolen from the site during a 2012 hack.

Speaker 4: Names, addresses, phone numbers, email addresses ...

Speaker 5: This could turn out to be the biggest hack in history.

Speaker 6: Target hacked. Millions of people could be at risk for identity theft.

Speaker 7: The federal government isn't exactly known as having the best security when it comes to protecting personal information.

Speaker 8: I don't understand. What's going on?

Speaker 2: Airbitz has a better way. We've proven our security model by years of success securing bitcoin in the Airbitz wallet. Instead of building thicker walls or bigger castles for holding the world's most valuable data, we empower people to control their own data with a high-powered vault right in their pocket. Securing data at the individual level pushes valuable digital information and assets to the edges of the network, ruining the incentive for thieves. The lack of a central point of attack leaves the thieves virtually clueless.

Speaker 9: Whoa.

Speaker 2: Here's Chief Architect, William Swanson, to break it down for you.

William Swanson: Most Silicon Valley tech companies try to gather customer information together into one place. Airbitz does the opposite. We actually make it so that we can't know anything about our customers. We do that to create a situation in which, if an attacker attacks us and gathers all of the information from our servers, they won't walk away with millions of Bitcoin. They won't walk away with millions of dollars. They won't walk away with millions of customers' personal information. That information's encrypted in a way that only the customer can access it. By building a system unlike anything anyone else is building, Airbitz is creating a situation where giant data breaches will no longer happen. They will be a thing of history.

Speaker 2: Thanks to the rise of digital currencies, blockchain technology and other peer-to-peer applications, a new digital ecosystem is rapidly forming. Decentralized apps are converging, forming what top technologists are calling the next incarnation of the internet. This new internet of value demands decentralized security and cryptography that any user can handle. Our edge security platform enables app developers to easily secure a digital currency and blockchain assets. Using the Airbitz wallet, users can easily sign into blockchain applications and unlock their value with a simple barcode scan. The blockchain revolution is demanding a new era of digital security, and it starts now with Airbitz.

Paul Puey: At Airbitz, we're excited to use equity crowdfunding to help grow our company. Much like Bitcoin and blockchain technology, equity crowdfunding is democratizing access to a financial resource. Bitcoin and blockchain enable people around the world to access a digital economy that they may have had access to before. With the New Jobs Act and Title 3 offering here in the US, now people can invest in companies that they couldn't have had access to before. The alignment of the two industries is perfectly in line with what we believe, and want to empower with our

technology and our company. Come join us in building the biggest paradigm shift we've seen in the past 30 years, and empowering the world to be able to secure their own information and digital assets.

Speaker 2: Airbitz, securing the future of blockchain applications.